Writer’s Direct Number (212) 756-2573	Writer’s E-mail Address farzad.damania@srz.com

July 3, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:                                         Mr. James Lopez and Mr. Jay Williamson

Re:                             Cache, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2013
File No. 001-35865 (the “Proxy Statement”)

Dear Mr. Lopez and Mr. Williamson:

On behalf of Cache, Inc. (the “Registrant”), this letter is in response to the comments of the Staff set forth in its letter dated June 27, 2013 concerning the Proxy Statement (the “Comment Letter”).  Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 1 to the above referenced Proxy Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter.

For the convenience of the Staff, we have repeated the Staff’s comments in italics immediately above our response to the comments.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

Schedule 14A filed June 14, 2013

Proposal 5 To Approve The Agreement And Plan Of Merger Between The Company and Cache Delaware, Pursuant To Which The Company Will Merge With And Into Cache Delaware For The Sole Purpose Of Changing The Company’s State Of Domicile, Including The Approval Of The Certificate Of Incorporation of Cache Delaware, page 32

1.                                      We note your disclosure on page 35 that the proposal may result in your being governed by a charter and bylaws “in certain ways different from that of the current Articles of Incorporation and Bylaws . . .” The disclosure that follows describes material differences such as the treatment of interested stockholder transactions and a forum selection clause, among other items.  For each material change, please confirm that neither Florida law, nor NASDAQ listing standards, nor your existing Articles or Bylaws, would require shareholder approval of the proposed change if it were presented on its own.  In responding, please also advise us how you considered Rule 14a-4(a)(3) and the guidance in Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004).

The Company has reviewed the guidance in Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) (the “2004 Guidance”), undertaken an analysis of Rule 14a-4(a)(3) and revised the Proxy Statement and the Cache Delaware Certificate of Incorporation as follows:

Articles of Incorporation

1.              The Company is no longer seeking to include a forum selection clause in the Cache Delaware Certificate of Incorporation.

2.              The Company is no longer seeking to expressly opt-in to Section 203 of the Delaware General Corporation Law (the “DGCL”) in its charter, although we note that Section 203 of the DGCL is similar to Section 607.0901 of the Florida Business Corporation Act (the “FBCA”), which the Company is currently subject to.

The Company has determined that the remaining modifications to be effected in the Cache Delaware Certificate of Incorporation, including with respect to the limited liability of directors, are not material.  Furthermore, the modifications do not require shareholder approval under NASDAQ listing standards.  Accordingly, the modifications should not need to be set forth in the Proxy Statement as separate proposals.

Bylaws

In accordance with Rule 14a-4(a)(3) and the 2004 Guidance, unbundling is not required with respect to the proposed Cache Delaware Bylaws.  Specifically, the 2004 Guidance states:

“The application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instrument to be amended by the board of Directors be unbundled.”

The Company’s proposed Cache Delaware Bylaws consist solely of bylaw changes that are permitted to be adopted by the Company’s Board of Directors under the Company’s current Bylaws, without shareholder approval.  As a result, we believe the language cited above from the 2004 Guidance is directly applicable to the Company’s proposed Cache Delaware Bylaws and that unbundling, therefore, is not required.

Furthermore, the proposed changes to the Company’s Bylaws should not need be set forth in the Proxy Statement as separate proposals because the proposed changes also do not require shareholder approval under its current Articles of Incorporation or NASDAQ listing standards.  We have also confirmed with the Company’s Florida counsel that none of these changes would require separate shareholder approval under Florida law in connection with the proposed reincorporation.

*****

Amendment No. 1 to the Proxy Statement was filed by the Registrant in response to the comments set forth in the Comment Letter.  We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call Farzad Damania at (212) 756-2573 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Farzad Damania

Farzad Damania

cc:                                Margaret J. Feeney, Cache, Inc.

Michael R. Littenberg, Schulte Roth & Zabel LLP

The undersigned hereby acknowledges that (i) Cache, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) Cache, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Margaret J. Feeney

Name:	Margaret J. Feeney
Title:	EVP and Chief Financial Officer